

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2013

Via E-mail
Tong Tang
President, Chief Executive Officer and Director
MJP International LTD.
2806, 505 – 6th Street SW
Calgary, Alberta
Canada T2P 1X5

> **Re: MJP International Ltd.**
> **Registration Statement on Form S-1**
> **Amended October 3, 2013**
> **File No. 333-188152**

Dear Mr. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please update your prospectus date.

<u>Financial Statements for the Years Ended June 30, 2012 and June 30, 2011, and the period from July 19, 2010 (inception) to June 30, 2012, page F-5</u>

<u>Balance Sheets</u>

2.	We note your response to comment 5. Please revise the title, "Deficit," to "Deficit accumulated during the development stage."

<u>Management's Discussion and Analysis of Financial Position and Results of Operations</u>

<u>Results of Operations of MJP International Ltd. for the years ended June 30, 2013 and June 30, 2012, and the period from July 19, 2010 (inception) to June 30, 2013, page 33</u>

3.	We note your response to comments 2 and 4. Please delete your results of operations discussion since inception and related disclosures in Revenue, Operating Expenses and Cash Flows.

<u>Application of Critical Accounting Policies</u>

<u>Basis of Presentation, page 36</u>

4.	Please remove reference to the three and nine-month periods ended March 31, 2013, and revise to reflect the years ended June 30, 2013 and June 30, 2012.

<u>Cash and Cash Equivalents, page 36</u>

5.	Please remove reference to at March 31, 2013 and revise to reflect the year end periods June 30, 2013 and June 30, 2012.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director